

November 23, 2022

David Hsu
Chief Executive Officer
SolarMax Technology, Inc.
3080 12th Street
Riverside, California 92507

>   **Re: SolarMax Technology, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed October 28, 2022**
>   **File No. 333-266206**

Dear David Hsu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 29, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed October 28, 2022

Our business is subject to the effects of inflation and supply chain issues, page 27

1. We note your response to prior comment 2, as well as disclosures indicating that you were not impacted by inflation or supply chain issues prior to mid-to-late 2021 but that you expect that these factors will continue to affect your ability to sell products, their price and your gross margin in both the United States and China. We also note that you have included disclosure that addresses how US operations have been affected by inflation during 2022. As requested in the comment, please revise the risk factor and MD&A to clearly discuss the extent to which your US operations have been affected by supply chain issues since mid-to-late 2021 to date.

Management's Discussion and Analysis
Inflation and Supply Chain Issues, page 73

2.   We note your response to prior comment 5 but we are unable to locate the revised disclosure. As requested in the comment, please specify whether the principal factors contributing to the inflationary pressures and supply chain issues the company has experienced are known trends, events, and uncertainties that have materially impacted your results of operations or capital resources. Identify actions taken or planned, if any, to mitigate the impact of these factors. Finally, please discuss whether these factors materially affect your outlook or business goals.

      You may contact Ameen Hamady at (202) 551-3891 or Jennifer Monick at (202) 551-3295 if you have questions regarding the financial statements and related matters. Please contact Ronald Alper at (202) 551-3329 or Pamela Long at (202) 551-3765 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction

cc: Asher Levitsky